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Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Jean-Pierre Tirouflet, Chairman and Chief Executive Officer of Rhodia, a société anonyme organized under French law, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Rhodia on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, to my knowledge:

  •
  fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  •
  the information contained in such Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Rhodia.

By:	/s/ JEAN-PIERRE TIROUFLET Name: Jean-Pierre Tirouflet Title: Chairman and Chief Executive Officer

Date: July 25, 2003

        A signed original of this written statement required by Section 906 has been provided to Rhodia and will be retained by Rhodia and furnished to the Securities and Exchange Commission or its staff upon request.

        In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Rhodia specifically incorporates it by reference.

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Pierre Prot, Vice President and Chief Financial Officer of Rhodia, a société anonyme organized under French law, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Rhodia on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, to my knowledge:

  •
  fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  •
  the information contained in such Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Rhodia.

By:	/s/ PIERRE PROT Name: Pierre Prot Title: Senior Vice President and Chief Financial Officer

Date: July 25, 2003

        A signed original of this written statement required by Section 906 has been provided to Rhodia and will be retained by Rhodia and furnished to the Securities and Exchange Commission or its staff upon request.

        In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No. 33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Rhodia specifically incorporates it by reference.

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CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002